UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*


                              DELCATH SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    24661P104
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                                                     with a copy to:
     Mr. Robert Ladd                                 Robert G. Minion, Esq.
     Laddcap Value Advisors LLC                      Lowenstein Sandler PC
     650 Fifth Avenue, Suite 600                     65 Livingston Avenue
     New York, New York 10019                        Roseland, New Jersey  07068
     (212) 259-2070                                  (973) 597-2424
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 6, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.      24661P104
--------------------------------------------------------------------------------
  1) Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

                                Robert Ladd
--------------------------------------------------------------------------------
  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)
             (b)
--------------------------------------------------------------------------------
  3)   SEC Use Only

--------------------------------------------------------------------------------
  4)   Source of Funds (See Instructions):  WC
--------------------------------------------------------------------------------
  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
--------------------------------------------------------------------------------
  6)   Citizenship or Place of Organization:    United States
--------------------------------------------------------------------------------
        Number of                     7) Sole Voting Power:           2,033,539*
                                         ---------------------------------------
        Shares Beneficially           8) Shared Voting Power:                 0*
                                         ---------------------------------------
        Owned by
        Each Reporting                9) Sole Dispositive Power:      2,033,539*
                                         ---------------------------------------
        Person With                  10) Shared Dispositive Power:            0*
                                         ---------------------------------------
--------------------------------------------------------------------------------
  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:  2,033,539*
--------------------------------------------------------------------------------
  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
       Instructions):      Not Applicable
--------------------------------------------------------------------------------
  13)  Percent of Class Represented by Amount in Row (11):      10.4%*
--------------------------------------------------------------------------------
  14)  Type of Reporting Person (See Instructions):      IN
--------------------------------------------------------------------------------
* Laddcap Value Partners LP, a Delaware limited partnership ("Laddcap"), is the record holder of 2,033,539 shares of the common stock, par value $0.01 per share (the "Shares"), of Delcath Systems, Inc. (the "Company"). Robert Ladd possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by Laddcap. Thus, as of June 6, 2006 for the purposes of Reg. Section 240.13d-3, Mr. Ladd is deemed to beneficially own 2,033,539 Shares, or 10.4% of the Shares deemed issued and outstanding as of that date.

Item 4.   Purpose of Transaction.
          ----------------------

          Item 4 is hereby amended by adding the following after the eleventh paragraph thereof:

          On June 6, 2006, Laddcap commenced a litigation against the Company in the Court of Chancery of the State of Delaware (docket number C.A. No. 2203-N) (the "Delaware Stockholder Litigation"). The Delaware Stockholder Litigation seeks to compel the Company to allow Laddcap to inspect and copy certain books and records of the Company as permitted pursuant to Section 220 of the General Corporation Law of the State of Delaware ("Section 220").

          On April 17, 2006, pursuant to Section 220, Laddcap made a demand upon the Company (the "April 17 Section 220 Demand") to inspect certain of the Company's books and records. The April 17 Section 220 Demand requested, among other things, that Laddcap be able to inspect and copy certain of the Company's books and records relating to the termination of the Company's Phase III trials in Australia (the "Phase III Termination"), the sale by Mark Corigliano, a director of the Company, of 11,500 Shares of the Company's stock on March 30, 2006 (the "Corigliano Stock Sale") and the Company's securities trading policy for officers and directors (the "Trading Policy"). While the Company has produced certain limited documents relating to the Phase III Termination, the Company has not provided a copy of its Trading Policy nor any information relating to the Corigliano Stock Sale. The Delaware Stockholder Litigation seeks to, among other things, compel the Company to allow Laddcap to inspect and copy certain information relating to the Company's Trading Policy and the Corigliano Stock Sale.

          Moreover, on May 17, 2006, pursuant to Section 220, Laddcap made a demand upon the Company (the "May 17 Section 220 Demand") to inspect certain additional books and records relating to a lawsuit in which the Company and Mr. Koly, who is a Company director and the Company's Chief Executive Officer and President, are named as co-plaintiffs (the "Rolls-Royce Litigation"). By letter dated May 24, 2006, the Company's counsel indicated that the Company would not provide any documents relating to the Rolls-Royce Litigation. The Delaware Stockholder Litigation seeks to, among other things, compel the Company to allow Laddcap to inspect and copy certain information relating to the Rolls-Royce Litigation.

          On June 6, 2006, Mr. Ladd, on behalf of Laddcap, the record holder of more than ten percent (10%) of the Company's issued and outstanding Shares, sent a letter to each member of the Company's Board of Directors (the "Board") and to the Company's President and Chief Executive Officer, Mr. Koly. Because of the Company's filing of a Current Report on Form 8-K on June 5, 2006 with the Securities and Exchange Commission, Laddcap became aware that the Company has been filing, and consequently disclosing to its stockholders, an incorrect version of Delcath's Certificate of Incorporation (the "Certificate of Incorporation"). The correct version of Delcath's Certificate of Incorporation has many provisions, affecting stockholder's rights and the management of Delcath, that are materially different from the version of the Certificate of Incorporation that Delcath's management previously filed with the Commission, disclosed to its stockholders, and described in other public filings.

          Previously, on May 11, 2006, Laddcap made a demand upon Mr. Koly, Delcath's President, and Chief Executive Officer, to immediately call a special meeting of the stockholders pursuant to Article I, Section 2 of Delcath's By-laws (the "Demand"). In response, Delcath has scheduled a special meeting of

Delcath's stockholders for August 25, 2006 (the "August 25 Special Meeting"). Notice of the August 25 Special Meeting was disclosed by Delcath in a Current Report on Form 8-K filed with the Commission on May 19, 2006.

          In light of the provisions of Delcath's correct Certificate of Incorporation as disclosed by the Company on June 5, 2006, Laddcap amended and restated its Demand. Laddcap demanded that the matters to be considered by the Company's stockholders at the August 25 Special Meeting be expanded to include all the proposals as set forth below. Alternatively, the June 6, 2006 letter from Laddcap to Mr. Koly should be considered a new demand by a more than ten percent (10%) stockholder, upon Mr. Koly, Delcath's President and Chief Executive Officer, to immediately call a special meeting of the stockholders pursuant to Article I, Section 2 of Delcath's By-laws to include the items set forth below:

               The first purpose of this special meeting is to permit Delcath's stockholders to vote on a precatory stockholder proposal that Delcath's poison pill should be eliminated. Specifically, this proposal requests Delcath's Board to (i) rescind immediately Delcath's poison pill (i.e. the Rights Agreement dated October 30, 2001, implemented by the Board without stockholder approval), and (ii) take the immediate steps necessary so that no future poison pill can be adopted without stockholder approval.

               The second purpose of this special meeting is (i) to adopt the By-laws for Delcath, which such By-laws shall be the By-laws as incorporated by reference to Exhibit 3.2 to Amendment No. 1 to Delcath's Registration Statement on Form SB-2 (Registration No. 333-39470) filed with the Commission on August 23, 2000, and (ii) to amend and restate Article IX so that it reads as follows:

                    The by-laws may be adopted,  amended, or
                    repealed only upon the affirmative vote,
                    at  any  meeting of stockholders of  the
                    corporation,   of  a  majority   of  the
                    outstanding stock of the corporation entitled to vote thereon.

               The third purpose of this special meeting is to permit Delcath's stockholders to vote on a proposal to add Article X to Delcath's By-laws, which shall read as follows:

                    The  term of office of  an officer of the
                    corporation  shall  terminate immediately
                    upon the affirmative vote, at any meeting
                    of  stockholders of the corporation, of a
                    majority  of the  shares of  stock of the
                    corporation    entitled   to   vote   and
                    represented at the meeting.

               The fourth purpose of this special meeting is to permit Delcath's stockholders to vote on a proposal that the term of office of the current President and Chief Executive Officer, Mr. Koly, shall terminate immediately.

               The fifth purpose of this special meeting is to permit Delcath's stockholders to vote to remove all of Delcath's directors holding office at the time of the special meeting pursuant to Article SIXTH, Section 4 of Delcath's Certificate of Incorporation.

               The sixth purpose of this special meeting is to permit Delcath's stockholders to vote on the election of new directors to fill any vacancy that may result from Proposal
          5. Any Delcath stockholder, as of the record date, may nominate any individual to fill any vacancy until the completion of voting for the election of new directors at the special meeting.

          A copy of Mr. Ladd's June 6, 2006 letter is attached to this Schedule 13D, as amended, as an exhibit pursuant to Item 7 hereof.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby amended and restated in its entirety as follows:

          Based upon information set forth in the Notice of Annual Meeting of Stockholders on Form 14A, as filed with the Securities and Exchange Commission on April 24, 2006, there were 19,541,674 Shares issued and outstanding as of April 17, 2006. As of June 6, 2006, Laddcap is the holder of 2,033,539 Shares. Mr. Ladd possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by Laddcap. Thus, as of June 6, 2006 for the purposes of Reg. Section 240.13d-3, Mr. Ladd is deemed to beneficially own 2,033,539 Shares, or 10.4% of the Shares deemed issued and outstanding as of that date.

          The following table details the transactions in Shares by Mr. Ladd or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which were effected in an ordinary brokerage transaction) since the date of event that required the filing by Mr. Ladd of Amendment No. 7 to the Schedule 13D with respect to the Company:


          Date           Quantity of Shares      Transaction     Price per Share
          ----           ------------------      -----------     ---------------

     April 28, 2006             2,000             purchase             $4.43
     April 28, 2006               900             purchase             $4.44
     April 28, 2006             4,000             purchase             $4.45
     April 28, 2006             3,000             purchase             $4.46
     April 28, 2006             7,600             purchase             $4.47
     April 28, 2006             5,000             purchase             $4.48
     April 28, 2006             4,400             purchase             $4.49
     April 28, 2006               400             purchase             $4.50
     May 10, 2006               1,900             purchase             $5.68
     May 10, 2006               4,150             purchase             $5.70
     May 10, 2006               2,339             purchase             $5.72
     May 10, 2006                 200             purchase             $5.73
     May 10, 2006               9,518             purchase             $5.74
     May 10, 2006               5,441             purchase             $5.75

     May 19, 2006               1,300             purchase             $4.83
     May 19, 2006               3,000             purchase             $4.84
     May 19, 2006               5,000             purchase             $4.85
     May 19, 2006                 200             purchase             $4.87
     May 19, 2006               2,800             purchase             $4.88
     May 19, 2006              11,400             purchase             $4.90


          Except as set forth above, there were no other transactions in Shares or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Ladd or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof since the date of event that required the filing by Mr. Ladd of Amendment No. 7 to the Schedule 13D with respect to the Company.


Item 7.   Materials to be filed as Exhibits.
          ---------------------------------

          Item 7 is hereby amended by adding the following after the first paragraph thereof:

          7.2 Letter dated June 6, 2006 from Mr. Ladd, on behalf of Laddcap, to each member of the Company's Board and to the Company's President and Chief Executive Officer, Mr. Koly.



                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            June 7, 2006


                                            /s/ Robert Ladd
                                           -------------------------------------
                                            Robert Ladd, in his  capacity as the
                                            managing  member  of  Laddcap  Value
                                            Associates LLC, the general  partner
                                            of Laddcap Value Partners LP


           Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                     [Laddcap Value Partners LP Letterhead]



Via Facsimile 203-961-0120 And Federal Express

June 6, 2006

Mr. M.S. Koly, President and Director
Dr. Samuel Herschkowitz, Chairman of the Board
Mr. Mark A. Corigliano, Director
Mr. Daniel L. Isdaner, Director
Mr. Victor Nevins, Director
c/o Delcath Systems, Inc.
1100 Summer Street, Third Floor
Stamford, Connecticut 06905

Dear Messrs. Koly, Corigliano, Isdaner, Nevins, and Dr. Herschkowitz:

     Laddcap  Value  Partners  LP  ("Laddcap")   is  Delcath   Systems,   Inc.'s
("Delcath") largest stockholder, owning more than ten percent (10%) of Delcath's outstanding common stock.

     By virtue of Delcath's filing of a Current Report on Form 8-K yesterday with the Securities and Exchange Commission (the "Commission"), we became aware that Delcath has been filing, and consequently disclosing to its stockholders, an incorrect version of Delcath's Certificate of Incorporation (the "Certificate of Incorporation"). The correct version of Delcath's Certificate of Incorporation has many provisions, affecting stockholder's rights and the management of Delcath, that are materially different from the version of the Certificate of Incorporation that Delcath's management previously filed with the Commission, disclosed to its stockholders, and described in other public filings.

     On May 11, 2006, Laddcap made a demand upon Mr. M.S. Koly, Delcath's President, and Chief Executive Officer, to immediately call a special meeting of the stockholders pursuant to Article I, Section 2 of Delcath's By-laws (the "Demand"). In response, Delcath has scheduled a special meeting of Delcath's stockholders for Friday, August 25, 2006 (the "August 25 Special Meeting"). Notice of the August 25 Special Meeting was disclosed by Delcath in a Current Report on Form 8-K filed with the Commission on May 19, 2006.

     In light of the provisions of Delcath's correct Certificate of Incorporation as disclosed by Delcath yesterday, Laddcap hereby amends and restates its Demand. Laddcap hereby demands that the matters to be considered by Delcath's stockholders at the August 25 Special Meeting be expanded to include all the proposals as set forth below. Alternatively, please consider this letter as a new demand by a more than ten percent (10%) stockholder, upon Mr. Koly, Delcath's President and Chief Executive Officer, to immediately call a special meeting of the stockholders pursuant to Article I, Section 2 of Delcath's By-laws to include the items set forth below:

               1. The first purpose of this special meeting is to permit Delcath's stockholders to vote on a precatory stockholder proposal that Delcath's poison pill should be eliminated. Specifically, this proposal requests Delcath's Board to (i) rescind immediately Delcath's poison pill (i.e. the Rights Agreement dated October 30, 2001, implemented by the Board without stockholder approval), and (ii) take the immediate steps necessary so that no future poison pill can be adopted without stockholder approval.

               2.   The second purpose  of this  special meeting is
                    (i) to adopt the By-laws for Delcath, which such By-laws shall be the By-laws as incorporated by reference to Exhibit 3.2 to Amendment No. 1 to Delcath's Registration Statement on Form SB-2 (Registration No. 333-39470) filed with the Commission on August 23, 2000, and (ii) to amend and restate Article IX so that it reads as follows:

                         The by-laws may  be adopted, amended,
                         or repealed only upon the affirmative
                         vote, at any  meeting of stockholders
                         of  the corporation, of a majority of
                         the   outstanding   stock   of    the
                         corporation entitled to vote thereon.

               3. The third purpose of this special meeting is to permit Delcath's stockholders to vote on a proposal to add Article X to Delcath's By-laws, which shall read as follows:

                         The term of  office  of an officer  of
                         the   corporation   shall    terminate
                         immediately upon the affirmative vote,
                         at any meeting of stockholders  of the
                         corporation,  of  a  majority  of  the
                         shares of  stock of   the  corporation
                         entitled to  vote and  represented  at
                         the meeting.

               4. The fourth purpose of this special meeting is to permit Delcath's stockholders to vote on a proposal that the term of office of the current President and Chief Executive Officer, Mr. Koly, shall terminate immediately.

               5. The fifth purpose of this special meeting is to permit Delcath's stockholders to vote to remove all of Delcath's directors holding office at the time of the special meeting pursuant to Article SIXTH, Section 4 of Delcath's Certificate of Incorporation.

               6. The sixth purpose of this special meeting is to permit Delcath's stockholders to vote on the election of new directors to fill any vacancy that may result from Proposal 5. Any Delcath stockholder, as of the record date, may nominate any individual to fill any vacancy until the completion of voting for the election of new directors at the special meeting.

     As Delcath's largest stockholder, we care deeply about the performance and future prospects of Delcath. We look forward to management and the Board responding appropriately.

     We will consider most seriously any effort by Delcath to amend its By-laws or otherwise change the mechanics of holding the August 25 Special Meeting and/or any other special meeting at which any of the proposals set forth in this letter are to be considered by Delcath's stockholders, and will consider all options available to us in such event.

     We are aware that Delcath maintains a policy that correspondence sent to a Delcath director is first reviewed by Mr. Koly who then decides if the correspondence shall be forwarded to the Delcath director to whom the correspondence is addressed. We hereby demand that this letter be delivered directly to the directors to whom it is addressed.

     We look forward to your prompt and stockholder friendly response.



LADDCAP VALUE PARTNERS LP



By: /s/ Robert Ladd
    ---------------------------------------
        Robert Ladd, in his capacity as the
        managing  member  of Laddcap  Value
        Associates LLC, the general partner
        of Laddcap Value Partners LP

     cc:     Robert G. Minion, Esq.
             Jeffrey M. Shapiro, Esq.
             Thomas S. Levato, Esq.
             Richard Bernstein, Esq.
             William J. Haubert, Esq.
             Lisa S. Schmidt, Esq.